SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On June 19th Ryanair announced an all cash offer for Aer Lingus at €1.30 per share.   Ryanair believes that its offer, if approved by the EU Commission, will be good for Aer Lingus’ traffic growth, jobs and competition. An extensive process of engagement with the EU Commission is underway, and it is inappropriate to comment on the offer at this time.

RYANAIR Q1 REVENUES GROW 11%, TRAFFIC GROWS 6% TO 22.5M PROFIT’S DECLINE 29% TO €99M - FULL YEAR GUIDANCE UNCHANGED.

Ryanair, Europe's only ultra-low cost airline today (Jul 30) announced that Q1 revenues increased 11% to €1,284m as traffic grew 6% and ave. fares rose 4%.  Unit costs rose 10% mainly due to a 27% (€117m) increase in fuel costs which led to a €40m decline in Q1 profit-as previously guided-to €99m.

Summary Q1 Results (IFRS) in Euro.

Q1 Results (IFRS) €	June 30, 2011	June 30, 2012	% Change
Passengers	21.3m	22.5m	+6%
Revenue	€1,155m	€1,284m	+11%
Adjusted Profit after Tax	€139m	€99m	-29%
Adjusted Basic EPS(euro cent)	9.35	6.86	-27%

Ryanair's CEO, Michael O'Leary, said:

"As we previously guided, significantly higher fuel costs caused Q1 profits to fall by €40m (from €139m last year's) to €99m.  Our 6% traffic growth combined with a 4% rise in ave. fares led to an 11% increase in Revenues.  Ancillary sales grew by 15% to €286m (outpacing traffic growth) accounting for 22% of total revenues.  Operating unit costs rose 10% as fuel increased 27% (by €117m) to €544m.  Fuel amounted to 47% of total operating costs.  We were hedged at $820 pt in Q1 last year compared to $1000 pt this year a price increase of 22%.  As a result Q1 will suffer the largest fuel cost rise in FY13 as the pricing differential narrows significantly over the remaining three quarters of the year.

Q1 yield increases were dampened by the EU wide recession, austerity measures, and heavily discounted fares at our new base launches in Cyprus, Denmark, Hungary, Poland, Provincial UK and Spain.  Excluding fuel, Q1 unit costs rose by 3%, as we rigorously controlled costs, despite a 2% rise in flight crew pay, higher charges at certain airports, and the impact on costs of stronger Sterling against the Euro.

Despite this challenging environment Ryanair continues to grow its traffic across Europe while maintaining the lowest unit costs in the airline industry, and generating healthy profits as evidenced by the 8% after tax margin achieved in the first quarter.

Our new bases (Billund, Budapest, Manchester, Palma, Paphos and Wroclaw) are enjoying high load factors, although some smaller bases such as Budapest, Warsaw and Wroclaw are doing so at very low fares.  We announced our 51st base in Maastricht (Holland), which opens in December, and we plan to announce more new routes and up to 2 new bases later this year.  We continue to see significant opportunities to grow across Europe as many airports aggressively compete to attract Ryanair's traffic growth.

On July 1 the Spanish government more than doubled airport taxes at AENA's already high cost airports in Madrid and Barcelona, with smaller increases at other Spanish airports.  These tax increases have already led to winter capacity cuts by Ryanair and many other airlines in Spain.  These cuts will damage Spanish tourism and jobs in a country that already suffers up to 50% youth unemployment.  It has been repeatedly proven that airport charges/tax increases lead to falling traffic, and the Spanish government must reverse these unjustified increases if they wish to grow Spain's tourism and generate new jobs.

Ryanair welcomes the UK Court of Appeal's decision last week to dismiss the BAA/Ferrovial latest (7th) appeal against the 2008 Competition Commission's recommendation that Stansted be sold to promote competition and the consumer interest.  We now call on the UK Competition Commission to expedite the sale of Stansted.  While BAA Stansted traffic declines (by 3% in June and 7% for H1 2012), both Heathrow and Gatwick have grown.
We believe Stansted's traffic decline can be reversed under new ownership which will lead to competition, lower charges, and improved passenger service at Stansted.

We are 90% hedged for FY13 at approx. $1000 pt, up 21% on last year's price.  We have recently hedged 50% of our H1 FY14 requirement at $940 pt, however these lower fuel prices will be more than offset by lower euro to dollar exchange rates.  High oil prices and Europe's recession will drive further consolidation and more airline closures this winter.  This will open more growth opportunities for Ryanair because we have the youngest, most fuel efficient fleet as well as the lowest fares and costs.

Our outlook remains cautious for the year.  We expect full year traffic to grow 4% (7% in H1, and 1% in H2 due to winter capacity cuts).  We expect positive yields will continue in Q2 and anticipate smaller fuel cost increases (due to higher Q2 comparable last year and fuel saving measures we have implemented).  Currently, we have no visibility of next winter's yields but expect that continuing austerity, EU recession, and lower yields at new bases will to restrain fare growth.   Until we get some H2 yield visibility our guidance for FY 13 remains unchanged, in the range of €400m to €440m as previously guided".

ENDS.

For further information       Howard Millar                              Joe Carmody
please contact:                     Ryanair Holdings plc                  Edelman
www.ryanair.com                Tel: 353-1-8121212                   Tel: 353-1-6789333

The directors of Ryanair and Coinside accept responsibility for the information contained in this announcement, save that the only responsibility accepted by the directors of Ryanair and Coinside in respect of the information in this announcement relating to Aer Lingus, the Aer Lingus Group, the directors of Aer Lingus and persons connected with them, which has been compiled from public sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Ryanair or Coinside to verify this information).  To the best of the knowledge and belief of the directors of Ryanair and Coinside (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is the World’s favourite airline and operates more than 1,500 flights per day from 51 bases and 1,500low fare routes across 28 countries, connecting over 160 destinations. Ryanair operates a fleet of 294 new Boeing 737-800 aircraft with firm orders for a further 11 new aircraft (before taking account of planned disposals), which will be delivered over the next year. Ryanair currently has a team of more than 8,500 people and expects to carry 79 million passengers in the current fiscal year.

Ryanair Holdings plc and Subsidiaries Condensed Consolidated Interim Balance Sheet as at June 30, 2012 (unaudited)

		At Jun 30,	At Mar 31,
		2012	2012
	Note	€M	€M
Non-current assets
Property, plant and equipment	11	4,941.9	4,925.2
Intangible assets		46.8	46.8
Available for sale financial assets	8	160.8	149.7
Derivative financial instruments		8.7	3.3
Total non-current assets		5,158.2	5,125.0

Current assets
Inventories		3.0	2.8
Other assets		56.6	64.9
Current tax		8.7	9.3
Trade receivables		64.6	51.5
Derivative financial instruments		146.7	231.9
Restricted cash		32.5	35.1
Financial assets: cash > 3months		1,765.8	772.2
Cash and cash equivalents		2,009.3	2,708.3
Total current assets		4,087.2	3,876.0

Total assets		9,245.4	9,001.0

Current liabilities
Trade payables		239.4	181.2
Accrued expenses and other liabilities		1,457.0	1,237.2
Current maturities of debt		378.4	368.4
Derivative financial instruments		127.3	28.2
Total current liabilities		2,202.1	1,815.0

Non-current liabilities
Provisions		106.5	103.2
Derivative financial instruments		53.0	53.6
Deferred tax		310.5	319.4
Other creditors		133.5	146.3
Non-current maturities of debt		3,258.6	3,256.8
Total non-current liabilities		3,862.1	3,879.3

Shareholders' equity
Issued share capital	12	9.2	9.3
Share premium account		666.6	666.4
Capital redemption reserve	12	0.8	0.7
Retained earnings	12	2,431.4	2,400.1
Other reserves		73.2	230.2
Shareholders' equity		3,181.2	3,306.7

Total liabilities and shareholders' equity		9,245.4	9,001.0

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the quarter ended June 30, 2012 (unaudited)

		Period	Period
		Ended	Ended
		Jun 30,	Jun 30,
		2012	2011
	Note	€M	€M
Operating revenues
Scheduled revenues	1	998.0	907.7
Ancillary revenues		285.9	247.7
Total operating revenues - continuing operations		1,283.9	1,155.4
Operating expenses
Staff costs		115.9	107.3
Depreciation		84.8	77.9
Fuel & oil		543.8	426.6
Maintenance, materials & repairs		27.7	23.5
Aircraft rentals		24.3	21.7
Route charges		137.5	133.0
Airport & handling charges		166.3	152.3
Marketing, distribution & other		51.6	43.2
Total operating expenses		1,151.9	985.5
Operating profit - continuing operations		132.0	169.9

Other income/(expenses)
Finance income		7.7	9.7
Finance expense		(26.4)	(27.0)
Foreign exchange (loss)/gain		(0.8)	4.0
Total other expenses		(19.5)	(13.3)
Profit before tax		112.5	156.6
Tax on profit on ordinary activities	4	(13.7)	(17.3)
Profit for the quarter - all attributable to equity holders of parent		98.8	139.3
Earnings per ordinary share (in € cent)
Basic	10	6.86	9.35
Diluted	10	6.83	9.33
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,440.7	1,489.9
Diluted	10	1,445.7	1,493.2

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended June 30, 2012 (unaudited)
	Quarter	Quarter
	Ended	Ended
	Jun 30, 2012	Jun 30, 2011
	€M	€M

Profit for the quarter	98.8	139.3

Other comprehensive income:

Cash flow hedge reserve movements:
Net movement (out of) cash flow hedge reserve	(168.6)	(196.9)

Available for sale financial asset:
Net increase in fair value of available for sale financial asset	11.1	3.8
Other comprehensive (loss) for the quarter, net of income tax	(157.5)	(193.1)

Total comprehensive (expense) for the quarter - all attributable to equity holders of Parent	(58.7)	(53.8)

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the quarter ended June 30, 2012

	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2012	2011
	€M	€M
Operating activities
Profit before tax	112.5	156.6

Adjustments to reconcile profit before tax to net cash provided by operating activities
Depreciation	84.8	77.9
(Increase) in inventories	(0.2)	(0.2)
(Increase) in trade receivables	(13.1)	(19.6)
Decrease/(increase) in other current assets	9.4	(40.9)
Increase in trade payables	58.2	75.0
Increase in accrued expenses	217.1	107.8
(Decrease) in other creditors	(12.8)	(9.6)
Increase in provisions	3.3	2.6
Increase/(decrease) in finance expense	2.7	(3.4)
(Increase)/decrease in finance income	(1.1)	4.5
Share based payments charge/(credit)	0.5	(2.0)
Income tax refunded	0.2	-
Net cash provided by operating activities	461.5	348.7

Investing activities
Capital expenditure (purchase of property, plant and equipment)	(101.5)	(3.4)
Decrease in restricted cash	2.6	9.0
(Increase) in financial assets: cash > 3months	(993.6)	(1,185.7)
Net cash used in investing activities	(1,092.5)	(1,180.1)

Financing activities
Net proceeds from shares issued	0.2	2.7
Proceeds from long term borrowings Repayments of long term borrowings	82.8 (83.5)	- (74.8)
Shares purchased under share buy-back programme 12	(67.5)	-
Net cash used in financing activities	(68.0)	(72.1)

(Decrease) in cash and cash equivalents	(699.0)	(903.5)
Cash and cash equivalents at beginning of the period	2,708.3	2,028.3
Cash and cash equivalents at end of the period	2,009.3	1,124.8

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the quarter ended June 30, 2012

		Issued	Share		Capital
	Ordinary	Share	Premium	Retained	Redemption		Other
	Shares	Capital	Account	Earnings	Reserve	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2011	1,489.6	9.5	659.3	1,967.6	0.5	257.4	59.6	2,953.9
Profit for the year	-	-	-	560.4	-	-	-	560.4
Other comprehensive income
Net actuarial gains from retirement
benefit plan	-	-	-	(6.3)	-	-	-	(6.3)
Net movements into cash flow reserve	-	-	-	-	-	(118.8)	-	(118.8)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	35.7	35.7
Total other comprehensive income	-	-	-	(6.3)	-	(118.8)	35.7	(89.4)
Total comprehensive income	-	-	-	554.1	-	(118.8)	35.7	471.0
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	2.5	-	7.1	-	-	-	-	7.1
Repurchase of ordinary equity shares	-	-	-	(124.6)	-	-	-	(124.6)
Cancellation of repurchased ordinary shares	(36.5)	(0.2)	-	-	0.2	-	-	-
Share-based payments	-	-	-	-	-	-	(0.7)	(0.7)
Transfer of exercised and expired share based awards	-	-	-	3.0	-	-	(3.0)	-
Balance at March 31, 2012	1,455.6	9.3	666.4	2,400.1	0.7	138.6	91.6	3,306.7
Profit for the period	-	-	-	98.8	-	-	-	98.8
Other comprehensive income
Net movements into cash flow reserve	-	-	-	-	-	(168.6)	-	(168.6)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	11.1	11.1
Total other comprehensive income	-	-	-	-	-	(168.6)	11.1	(157.5)
Total comprehensive income/(expense)	-	-	-	98.8	-	(168.6)	11.1	(58.7)
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.1	-	0.2	-	-	-	-	0.2
Repurchase of ordinary equity shares	-	-	-	(67.5)	-	-	-	(67.5)
Cancellation of repurchased ordinary shares	(15.0)	(0.1)	-	-	0.1	-	-	-
Share-based payments	-	-	-	-	-	-	0.5	0.5
Balance at June 30, 2012	1,440.7	9.2	666.6	2,431.4	0.8	(30.0)	103.2	3,181.2

Ryanair Holdings plc and Subsidiaries
 Operating and Financial Overview

Summary quarter ended June 30, 2012

Profit after tax decreased by 29% to €98.8m compared to €139.3m in the quarter ended June 30, 2011 primarily due to a 27% increase in fuel costs, offset by a 4% increase in average fare and strong ancillary revenues.  Total operating revenues increased by 11% to €1,283.9m as average fares rose by 4%.  Ancillary revenues grew by 15%, faster than the 6% increase in passenger numbers, to €285.9m due to a combination of an improved product mix, and the roll out of reserved seating. Total revenue per passenger, as a result, increased by 5% whilst Load Factor decreased by 1 point to 82% during the period compared to the quarter ended June 30, 2011.

Total operating expenses increased by 17% to €1,151.9m , primarily due to an increase in fuel prices, the higher level of activity, the strength of sterling to the euro and operating costs associated with the growth of the airline.  Fuel, which represents 47% of total operating costs compared to 43% in the prior period, increased by 27% to €543.8m due to the higher price per gallon paid and a 4% increase in the number of hours flown. Unit costs excluding fuel increased by 3%, including fuel unit costs rose by 10%. Operating margin decreased by 5 points to 10% whilst operating profit decreased by 22% to €132.0m.

Net margin was down 4 points to 8%, compared to June 30, 2011.

Basic earnings per share for the period were 6.86 euro cent compared to basic earnings per share of 9.35 euro cent at June 30, 2011.

Balance sheet
Gross cash increased by €292.0m since March 31, 2012 to €3,807.6m and Gross debt increased by €11.8m to €3,637.0m.  As a result we have moved from Net debt of €109.6m at March 31, 2012 to Net cash of €170.6m at June 30, 2012. The Group generated cash from operating activities of €461.5m which funded net capital expenditure of €101.5m, debt repayments and a €67.5m share buy-back programme.

Detailed Discussion and Analysis for the quarter ended June 30, 2012

Profit after tax decreased by 29% to €98.8m primarily due to a 4% increase in average fares and strong ancillary revenues offset by a 27% rise in fuel costs. Total operating revenues increased by 11% to €1,283.9m primarily due to a 4% increase in average fares, and a 6% rise in passenger numbers.  Fuel, which represents 47% of total operating costs compared to 43% in the prior year, increased by 27% to €543.8m due to a higher price per gallon paid and a 4% increase in the number of hours flown. Unit costs excluding fuel rose by 3%, including fuel unit costs rose by 10%.  Operating margin, as a result of the above, decreased by 5 points to 10% whilst operating profit fell by 22% to €132.0m.

Total operating revenues increased by 11% to €1,283.9m primarily due to a 4% rise in average fares which was partially impacted by the strength of sterling to the euro, a 6% increase in passenger numbers to 22.5m and strong ancillary revenues.

Total revenue per passenger rose by 5%, primarily due to a 4% increase in average fare and strong growth in ancillary revenues.

Scheduled passenger revenues increased by 10% to €998.0m due to a 6% rise in passengers and a 4% rise in average fares, and was partially assisted by the strength of sterling to the euro.  Load factor decreased by 1 point to 82%.

Ancillary revenues increased by 15% to €285.9m, faster than the 6% increase in passenger volume, due to a combination of an improved product mix and the roll out of reserved seating.

Total operating expenses increased by 17% to €1,151.9m due to the 27% rise in fuel costs, increased costs associated with the growth of the airline and the negative impact of the strength of sterling to the euro.

Staff costs increased by 8% to €115.9m.  Excluding a credit of €2.5m in the comparative quarter relating to share-based compensation, staff costs increased by 6% due to a 4% increase in flight hours and a 2% pay increase for flight crew granted in April 2012.

Depreciation and amortisation increased by 9% to €84.8m due to a combination of the increased level of activity and a higher number of 'owned' aircraft in the fleet this quarter (June 30, 2012: 239) compared to the quarter ended June 30, 2011 (221).

Fuel & oil costs increased by 27% to €543.8m due to higher fuel prices and the increased number of hours flown.

Maintenance costs increased by 18% to €27.7m, due to the higher level of activity and the line maintenance costs arising from the launch of new bases.

Aircraft rental costs increased by 12% to €24.3m, due to a net increase from 51 to 55 leased aircraft and the negative impact of higher lessor financing costs for the 8 additional aircraft.  We handed back 4 aircraft in the quarter due to the termination of leases.

Route charges rose by 3% to €137.5m due to the increased number of sectors flown, offset by a slightly shorter sector length.

Airport & handling charges increased by 9% to €166.3m, due to the 7% increase in sectors flown, higher airport charges at Dublin airport, increased airbridge charges in Spain, the mix of new routes and bases launched and the strength of sterling to the euro.

Marketing, distribution & other costs increased by €8.4m to €51.6m, reflecting higher marketing spend per passenger due to the launch of 6 new bases and new routes during the quarter. Ancillary costs rose due to the increased level of sales.

Operating margin decreased by 5 points due to the reasons outlined above and operating profits have decreased by 22% to €132.0m.

Finance income decreased by 21% to €7.7m primarily due to the decline in interest rates and this resulted in decreased yields on term deposits.

Finance expense decreased by 2% to €26.4m primarily due to lower interest rates in the year compared to the quarter ended June 30, 2011.

Balance sheet
Gross cash increased by €292.0m since March 31, 2012 to €3,807.6m and Gross debt increased by €11.8m to €3,637.0m.  As a result we have moved from Net debt of €109.6m at March 31, 2012 to Net cash of €170.6m at June 30, 2012. The Group generated cash from operating activities of €461.5m which funded net capital expenditure of €101.5m, debt repayments and a €67.5m share buy-back programme.

Shareholders' equity decreased by €125.5m in the year to €3,181.2m due to the net profit after tax of €98.8m offset by share buy-backs and the impact of IFRS accounting treatment for derivatives and pensions, available for sale financial assets and employee share options.

Ryanair Holdings plc
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.       Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland.  The unaudited condensed consolidated interim financial statements of the Company for the three months ended June 30, 2012 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2011 Annual Report for the year ended March 31, 2011, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2011 are available at www.ryanair.com.

The comparative figures included for the year ended March 31, 2012 do not constitute statutory financial statements of the Group within the meaning of Regulation 40 of the European Communities (Companies, Group Accounts) Regulations, 1992.  The consolidated financial statements of the Group for the year ended March 31, 2012, together with the independent auditor's report thereon, will be filed with the Irish Registrar of Companies following the Company's Annual General Meeting and will also be available on the Company's Website. Statutory financial statements for the year ended March 31, 2011 have been filed with the Companies' Office.  The auditors' report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the interim financial statements for the three months ended June 30, 2012 on July 27, 2012.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and in compliance with IFRS as issued by the International Accounting Standards Board.

There were no new standards, interpretations or amendments to existing standards adopted for the first time in the period ended June 30, 2012, which would have a material impact on our financial position or results from operations.

The following new or revised IFRS standards and IFRIC interpretations will be adopted for purposes of the preparation of future financial statements, where applicable. We do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations.

               ● IAS 1 (amendment 2011) "Presentation of items of other comprehensive income" (effective for fiscal periods beginning on or after July 1, 2012).

               ● IFRS 10, "Consolidated Financial Statements" (effective for fiscal periods beginning on or after January 1, 2013).

               ● IAS 19 (amendment 2011) "Employee benefits" (effective for fiscal periods beginning on or after January 1, 2013).

               ● IFRS 11, "Joint Arrangements" (effective for fiscal periods beginning on or after January 1, 2013).

               ● IFRS 12, "Disclosure of Interests in other Entities" (effective for fiscal periods beginning on or after January 1, 2013).

               ● IFRS 13, "Fair Value Measurement" (effective for fiscal periods beginning on or after January 1, 2013).

               ● IAS 27 (amended 2011) "Separate Financial Statements" (effective for fiscal periods beginning on or after January 1, 2013).

               ● IAS 28 (amended 2011) "Investments in Associates and Joint Ventures" (effective for fiscal periods beginning on or after January 1, 2013).

               ● Amendments to IFRS 7: "Disclosures - Offsetting Financial Assets and Financial Liabilities" (effective for fiscal periods beginning on or after January 1, 2013).

               ● Offsetting Financial Assets and Financial Liabilities (Amendment to IAS 32): (effective for fiscal periods beginning on or after January 1, 2014).

               ● IFRS 9 Financial Instruments (IFRS 9 (2010)) (effective for fiscal periods beginning on or after January 1, 2015).

2.       Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.      Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly the first half-year typically results in higher revenues and results.

4. Income tax expense

The Group's consolidated effective tax rate in respect of operations for the quarter ended June 30, 2012 was 12.2% (June 30, 2011: 11.0%).  The tax charge for the quarter ended June 30, 2012 of €13.7m (June 30, 2011: €17.3m) comprises a deferred tax charge relating to the temporary differences for property, plant and equipment recognised in the income statement and the utilisation of previous trading losses.

5.      Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements.  The charge of €0.5m is the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6.      Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.      Capital commitments

At June 30, 2012 Ryanair had an operating fleet of 294 (2011: 272) Boeing 737-800 aircraft and had firm orders for an additional 11 Boeing 737-800's. The delivery of these firm order aircraft will increase the fleet size (net of lease hand-backs) to 305 aircraft by March 31, 2013.

8.      Available for sale financial assets (Aer Lingus)

The movement on the available for sale financial asset from €149.7m at March 31, 2012 to €160.8m at June 30, 2012 is comprised of a gain of €11.1m, recognised through other comprehensive income, reflecting the increase in the Aer Lingus share price from €0.94 per share at March 31, 2012 to €1.01 per share at June 30, 2012.

9.      Analysis of operating segment

The Company is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car hire, internet income and related sales to third parties.   The Company operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Company determines and presents operating segments based on the information that internally is provided to the CEO, who is the Company's Chief Operating Decision Maker (CODM).  When making resource allocation decisions the CODM evaluates route revenue and yield data, however resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type.  The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the consolidated profit/(loss) after tax of the Company for the period.

All segment revenue is derived wholly from external customers and as the Company has a single reportable segment, intersegment revenue is zero.

The Company's major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Company's integrated route network and is directly attributable to its reportable segment operations.  In addition, as the Company is managed as a single business unit, all other assets and liabilities have been allocated to the Company's single reportable segment.

Reportable segment information is presented as follows:	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2012	2011
	€M	€'M
External revenues	1,283.9	1,155.4

Reportable segment profit after income tax	98.8	139.3

	At Jun 30, 2012 €M	At Mar 31, 2012 €M
Reportable segment assets (excludes the available for sale financial asset)	9,084.6	8,851.3

10.   Earnings per share

	Quarter	Quarter
	Ended	Ended
	Jun-30	Jun-30
	2012	2011

Basic earnings per ordinary share euro cent	6.86	9.35
Diluted earnings per ordinary share euro cent	6.83	9.33
Weighted average number of ordinary shares (in M's) - basic	1,440.7	1,489.9
Weighted average number of ordinary shares (in M's) - diluted	1,445.7	1,493.2

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 5.0m (2011: 3.3m).

11.      Property, plant and equipment

Acquisitions and disposals
Capital expenditure in the quarter amounted to €101.5m and is primarily aircraft.

12.     Share buy-back

On March 29, 2012, the Company agreed to buy back 15.0m ordinary shares at a cost of €67.5m.  This trade settled in early April 2012.  This is equivalent to approximately 1.0% of the Company's issued share capital.  All ordinary shares repurchased have been cancelled.  Accordingly, share capital decreased by 15.0m ordinary shares with a nominal value of €0.1m and the capital redemption reserve increased by a corresponding €0.1m.  The capital redemption reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

13.     Related party transactions
We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the quarter ended June 30, 2012 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2011 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

14.     Post balance sheet events

There are no significant post balance sheet events.

Ryanair Holdings plc
Responsibility Statement

Statement of the directors in respect of the interim financial report

Each of the directors, whose names and functions are listed in our 2011 Annual Report confirm that, to the best of each person's knowledge and belief:

              1)   The unaudited condensed consolidated interim financial statements for the three months ended June 30, 2012, comprising the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders' equity and the related notes thereto, have been prepared in accordance with IAS 34 as adopted by the European Union, being the international accounting standard applicable to the interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002.

2) The interim management report includes a fair review of the information required by:

                   (i)    Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the three months ended June 30, 2012 and their impact on the condensed consolidated interim financial statements; and a description of the principal risks and uncertainties for the nine months ending March 31, 2013; and

                  (ii)   Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the three months ended June 30, 2012 and that have materially affected the financial position or performance of the Company during that period; and any changes in the related party transactions described in the 2011 Annual Report that could do so.

On behalf of the Board

David Bonderman                                                       Michael O'Leary
Chairman                                                                      Chief Executive
July 27, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 27 July 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary